January 2, 2020

Eric B. Stang
President and Chief Executive Officer
Ooma, Inc.
525 Almanor Avenue
Suite 200
Sunnyvale, CA 94085

       Re: Ooma, Inc.
           Registration Statement on Form S-3
           Filed December 23, 2019
           File No. 333-235673

Dear Mr. Stang:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Andrew D. Thorpe